BUMBEE DESIGNS, INC.

FINANCIAL STATEMENT

THREE MONTHS ENDED AUGUST 31, 2018



LOUIS F. BOITANO
(1947-2008)
FRANCES V. SARGENT
(1957-1988)

BOITANO & SARGENT
Certified Public Accountants
1760 The Alameda, Suite 200
San Jose, CA 95126
(408) 333-9334
Fax (408) 703-5532

STEVEN F. BOITANO, CPA
JOE CASEY, CPA
JAMES C. WAI, CPA
DARRYL K. WONG, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
BumBee Designs, Inc.
Sunnyvale, California

We have reviewed the accompanying financial statement of BumBee Designs, Inc. (a corporation), which comprise the balance sheet as of August 31, 2018, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Boitano & Sargent

BOITANO & SARGENT
San Jose, CA
September 26, 2018

BUMBEE DESIGNS, INC.
BALANCE SHEET
August 31, 2018

ASSETS

Assets		
Patents	$	28,599
Total Assets	$	28,599

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-
Stockholders' Equity		
Common stock, $0 par value, 3,000,000 shares authorized		
1,150,000 shares issued and outstanding		28,599
Total Stockholders' Equity		28,599
Total Liabilities and Stockholders' Equity	$	28,599

See independent accountants' review report and accompanying notes.

BUMBEE DESIGNS, INC.
NOTES TO FINANCIAL STATEMENT
AUGUST 31, 2018
(See independent accountants' review report)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

BumBee Designs, Inc., (the Company), was incorporated in June 2018, pursuant to the laws of the State of California. The Company, located in Sunnyvale, California, is in the business of developing, manufacturing, and selling the BumBee adjustable rolling seat with future potential nationwide sales.

Basis of accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting following generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DEVELOPMENT STAGE COMPANY

The Company is considered a development stage company whereby substantially all of its efforts are devoted to establishing a new business and operations have not yet commenced. As a result, only a balance sheet as of August 31, 2018 is presented as there are no related statements of income and retained earnings and cash flows for the three months then ended.

NOTE 3 - PATENTS

The Company holds two utility patents issued by the United States Patent and Trademark Office in relation to the BumBee seat. Patent 7,237,781, mechanics chair with side tray, and patent 8,596,651, height adjustable work seat. All rights, titles, and interests in the patents were transferred into the Company in June 2018 from James Canova and Valerie Canova in exchange for 575,000 shares each of the Company's common stock. James Canova and Valerie Canova are directors of the Company. The value of the patents is based upon historical cost.

NOTE 4 - UNCERTAIN TAX POSITIONS

Accounting principles generally accepted in the United States of America require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes. For the three months ending August 31, 2018, the Company did not have any activity and no tax filing requirements.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 31, 2018, to assess the need for potential recognition or disclosure in the financial statement. Such events were evaluated through September 26, 2018, the date the financial statement was available to be issued. Based upon this evaluation, it was determined no subsequent events occurred that require recognition or additional disclosure in the financial statement.